Exhibit 21
Subsidiaries of Eastern Bankshares, Inc.

As of March 2, 2026, the Registrant owned the following subsidiaries:

Name	State of Incorporation	Names under which Subsidiary does Business
Eastern Bank	Massachusetts	Eastern Bank
Broadway Securities Corporation	Massachusetts	Broadway Securities Corporation
Real/Property Services, Inc.	Massachusetts	Real/Property Services, Inc.
Millennium Corporation	Massachusetts	Millennium Corporation
Shared Value Investments LLC	Massachusetts	Shared Value Investments LLC, Eastern Bank
High Street Securities Corporation	Massachusetts	High Street Securities Corporation
Cambridge Trust Company of New Hampshire Inc.	New Hampshire	Cambridge Trust Wealth Management, a division of Eastern Bank
Rhode Island Passive Investment Corp.	Rhode Island	Rhode Island Passive Investment Corp